UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2012	Commission File Number: 000-54771

Acasti Pharma Inc.
(Name of Registrant)

225 PROMENADE DU CENTROPOLIS, SUITE 200
LAVAL A8 H7T 3B3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acasti Pharma Inc.

Date: July 31, 2012	By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Consolidated Interim Financial Statements for the three-month periods ended May 31, 2012 and 2011
99.2	Management Analysis of the Financial Situation and Operating Results for the First Quarter Ended May 31, 2012
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO
99.5	Press Release dated July 31, 2012